UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026
Commission File Number: 001-40799

SPORTRADAR GROUP AG

(Translation of registrant’s name into English)

Feldlistrasse 2

CH-9000 St. Gallen

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

Amended and Restated Revolving Credit Facility

On April 30, 2026, Sportradar Group AG (the “Company”) amended its existing €220.0 million revolving credit facility by, among other things, increasing total commitments to €250.0 million (the “RCF”), through an amendment and restatement of its existing credit agreement (as amended and restated, the “Credit Agreement”). There were and continue to be no commitments outstanding under the RCF. The Company’s wholly-owned subsidiary, Sportradar Capital S.à r.l., is the borrower under the Credit Agreement and the obligations are guaranteed by certain other subsidiaries of the Company and secured by certain assets of the borrower and certain of the Company’s subsidiaries.

Borrowings under the RCF bear interest at a maximum annual rate of EURIBOR (or, as the case may be, Term SOFR or SONIA) plus 2.25% per annum and are subject to a margin ratchet as set out below:

Senior Secured Net Leverage Ratio	RCF Margin (% per annum)
Greater than 3.00:1.00	2.25
Greater than 2.00:1.00 but equal to or less than 3.00:1.00	2.00
Greater than 1.00:1.00 but equal to or less than 2.00:1.00	1.75
Equal to or less than 1.00:1.00	1.50

For the unutilized RCF, a commitment fee is payable of 0.35% of the available commitments under the RCF. The applicable margin for the RCF is currently 1.50% per annum and is determined based on the senior secured net leverage ratio of the Company.

The Credit Agreement contains customary covenants that, among other things, restrict the borrower’s and its subsidiaries’ ability to (i) incur indebtedness, (ii) create liens, (iii) engage in mergers or consolidations, (iv) make investments, loans and advances, (v) pay dividends and distributions and repurchase capital stock, (vi) sell assets and subsidiary stock, (vii) engage in certain transactions with affiliates, and (viii) make prepayments on junior indebtedness.

Certain of the above covenants may be suspended upon the satisfaction of customary release conditions.

The Credit Agreement also contains, solely for the benefit of the RCF lenders, a springing financial covenant that requires the borrower to ensure that the senior secured net leverage ratio will not exceed 6.50:1. Additionally, the Credit Agreement contains certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the lenders are entitled to take various actions, including the acceleration of amounts due and the exercise of the available remedies under the Credit Agreement.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-259885) and Form F-3 (File No. 333-286679), including any prospectuses forming a part of such Registration Statements, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2026

SPORTRADAR GROUP AG

By:	/s/ Michael C. Miller
Name:	Michael C. Miller
Title:	Chief Legal Officer